575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax
www.kattenlaw.com
KATHLEEN H. MORIARTY
kathleen.moriarty@kattenlaw.com
VIA EDGAR	(212) 940-6304 direct
(212) 894-5504 fax

May 30, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Vincent J. DiStefano, Senior Counsel

Re:	Absolute Shares Trust Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A filed on May 30, 2014 File Nos. 333-192733 and 811-22917

Dear Mr. DiStefano:

On behalf of our client, Millington Securities, Inc., (the “Advisor”) and Absolute Shares Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 2 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following ten separate series of exchange traded funds (each a “Fund” and collectively, the “Funds”):

WBI SMID Tactical Growth Shares;

WBI SMID Tactical Value Shares;

WBI SMID Tactical Yield Shares;

WBI SMID Tactical Select Shares;

WBI Large Cap Tactical Growth Shares;

WBI Large Cap Tactical Value Shares;

WBI Large Cap Tactical Yield Shares;

WBI Large Cap Tactical Select Shares;

WBI Tactical Income Shares; and

WBI Tactical High Income Shares.

This letter is a follow-up message to the email message I sent you earlier today. The Trust intends to distribute a preliminary statutory prospectus (commonly known as a “red herring”) to potential investors in one or more of the Funds. As the Trust’s last filing was made in February 2014, this Amendment has been prepared to update certain information that has changed since then. The new information contained in the Amendment primarily includes fee table and expense limitation information for each Fund. In addition, other material contained in the Amendment, such as the Advisor’s address, has been updated.

Presently, the Trust does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

AUSTIN CENTURY CITY CHARLOTTE CHICAGO HOUSTON IRVING LOS ANGELES

NEW YORK ORANGE COUNTY SAN FRANCISCO BAY AREA SHANGHAI WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

May 30, 2014

The Advisor and the Trust, on behalf of the Funds, have received an order for exemptive relief under the federal securities laws in order to allow the Funds to operate as described in the Registration Statement. The Advisor and the Trust, on behalf of the Funds, submitted an exemptive application on April 6, 2011; an Amended and Restated Application on September 23, 2011; a Second Amended and Restated Application on June 22, 2012; a Third Amended and Restated Application on November 16, 2012 and a Fourth Amended and Restated Application on May 1, 2013 (File No. 812-13886). The requested relief was granted on May 29, 2013, see In the Matter of Millington Exchange Traded MAVINS Fund LLC, et al., Investment Company Act Release No. 30503 (May 2, 2013) (notice) and Investment Company Act Release No. 30543 (May 29, 2013) (order).

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the order as granted.

The Trust and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so as soon as practicable after the Staff’s comments to the Registration Statement have been resolved.

In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-940-6304 or Gregory Xethalis at 212-940-8587. We greatly appreciate your assistance with respect to the Amendment.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.

Kathleen H. Moriarty, Esq.

cc:	Don Schreiber, Jr.